FactSet Research Systems Inc.

601 Merritt 7

Norwalk, Connecticut 06851

203.810.1000 / 203.810.1001 Fax

March 19, 2008

Via U.S. Mail and EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	FactSet Research Systems Inc.
Form 10-K for the Fiscal Year Ended August 31, 2007
Definitive Proxy Statement on Schedule 14A
File No. 001-11869

Dear Mr. Krikorian:

On behalf of FactSet Research Systems Inc. (“FactSet” or the “Company”), set forth below is the Company’s response to the telephonic conference call held with the Staff of the Securities and Exchange Commission (the “Staff”) on March 13, 2008. For ease of reference, the heading and number of the response set forth below corresponds to the heading and number in the Staff’s comment letter dated December 20, 2007.

Please note that the Company intends to file its quarterly report on Form 10-Q for the fiscal quarter ending on February 29, 2008 on April 9, 2008 and that such quarterly report will incorporate the response presented here, as appropriate, to your comment.

Form 10-K for the Fiscal Year ended August 31, 2007

Consolidated Statements of Cash Flows, page 34

1.	We note that you have recorded excess income tax benefits from share-based payment arrangements as a cash inflow from financing activities in fiscal years 2007 and 2006. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to paragraph 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in fiscal years 2007 and 2006 and why you believe that offsetting the excess tax benefits against changes in other operating cash flow activities is appropriate.

Response:

The Company has agreed to prospectively change the presentation of excess tax benefits from share-based payment arrangements based on the decisions reached with the Staff on March 13, 2008. The Company will insert a separate line within the operating activities section of the cash flow statement entitled “excess tax benefits from share-based payment arrangements” to reflect the cash outflow associated with these benefits.

The Company intends to file its quarterly report on Form 10-Q for the fiscal quarter ending on February 29, 2008 on April 9, 2008 and that such quarterly report will incorporate the response presented above.

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In connection with the Company’s response, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or require more information, please contact me (203) 810-1578; pwalsh@factset.com or Rachel R. Stern, the Company’s General Counsel and Secretary at (203) 810-1813; rstern@factset.com.

Sincerely,

/s/ PETER G. WALSH
Peter G. Walsh
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Jason Niethamer, United States Securities and Exchange Commission
Katherine Wray, United States Securities and Exchange Commission
Maurizio Nicolelli, Comptroller, FactSet Research Systems Inc.

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